Exhibit 3.1

Amendment No. 1 to
AudioEye, Inc.
By-laws

Effective as of March 19, 2020 and pursuant to a resolution adopted by the Board of Directors of AudioEye, Inc., a Delaware corporation (the “Company”), Section 1 of Article II of the By-Laws of the Company is hereby amended and restated to read in its entirety as follows:

“ARTICLE II

SECTION 1. Place of Meetings. All meetings of the stockholders for the election of directors or for any other purpose shall be held at any such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of meeting or in a duly executed waiver thereof. The Board of Directors may, in its sole discretion, alternatively determine that a meeting of stockholders (i) shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware or (ii) shall be held at such place so designated by the Board of Directors and also held by means of such remote communication.”

IN WITNESS WHEREOF, I have hereunto set my hand as of the 19th day of March, 2020.

/s/ Carr Bettis
Dr. Carr Bettis
Executive Chairman